Exhibit 99.1

CHC Helicopter Corporation Announces Amendment of its Cash Tender Offer and Related Consent Solicitation for All of its Outstanding 7⅜% Senior Subordinated Notes Due 2014

VANCOUVER, BRITISH COLUMBIA – June 17, 2008 -- CHC Helicopter Corporation (“CHC”) (TSX:FLY.A, FLY.B) (NYSE:FLI) today announced that it has amended its previously announced cash tender offer (as amended hereby, the “Offer”) for all of its outstanding 7⅜% Senior Subordinated Notes due 2014 (CUSIP No. 12541CAF1) (the “Notes”) and the related consent solicitation (as amended hereby, the “Consent Solicitation”).

CHC announced that it has increased the total consideration for each $1,000 principal amount of Notes validly tendered and not validly withdrawn pursuant to the Offer to $1,040 (the “Total Consideration”). The Total Consideration includes a consent payment of $5 per $1,000 principal amount of Notes purchased (the “Consent Payment”).  Holders must validly tender and not validly withdraw Notes on or prior to the Amended Consent Payment Deadline (as defined below) in order to be eligible to receive the Total Consideration (including the Consent Payment) for such Notes purchased in the Offer.  Holders who validly tender their Notes after the Amended Consent Payment Deadline and on or prior to Amended Expiration Date (as defined below), will be eligible to receive an amount, paid in cash, equal to $1,035 per $1,000 principal amount of Notes, representing the Total Consideration less the $5 Consent Payment (the “Tender Offer Consideration”).   Holders whose Notes are accepted for payment in the Offer will receive accrued and unpaid interest in respect of such purchased Notes from the last interest payment date to, but not including, the payment date for Notes purchased in the Offer.

CHC has amended the expiration date and consent payment deadline for the Offer and the Consent Solicitation.  The Offer as amended will now expire at midnight, New York City time, on July 9, 2008, unless further extended or earlier terminated by CHC (the “Amended Expiration Date”).  Holders who wish to receive the Total Consideration for the Notes must validly tender and not validly withdraw their Notes on or prior to 5:00 p.m., New York City time, on June 24, 2008, unless further extended or earlier terminated (the “Amended Consent Payment Deadline”).

Except as described in this press release, the other terms of the Offer and Consent solicitation as set forth in CHC’s Offer to Purchase and Consent Solicitation Statement dated May 27, 2008 (the “Offer to Purchase”) and the Consent and Letter of Transmittal (the “Letter of Transmittal”) remain unchanged.

As of June 17, 2008, approximately $118 million principal amount of the Notes had been validly tendered and not withdrawn pursuant to the Offer.  Holders who have previously tendered their Notes do not need to take any further action in order to be eligible to receive the increased Total Consideration offered in the Offer.

The Offer and the Consent Solicitation are being made in connection with a previously announced arrangement agreement that provides for the acquisition of all of CHC’s outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares by 6922767 Canada Inc., an affiliate of a fund managed by First Reserve Corporation (such transaction referred to herein as the “Arrangement”). The completion of the Offer and the receipt of the requisite Consents are not conditions to completion of the Arrangement or the financing thereof.

The Offer and the Consent Solicitation are subject to the satisfaction or waiver of certain conditions, including receipt of Consents sufficient to approve the proposed amendments and the closing of the Arrangement having occurred, or such Arrangement occurring substantially concurrent with the Amended Expiration Date.  The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Offer.

CHC has retained Morgan Stanley & Co. Incorporated to act as Dealer Manager and Solicitation Agent in connection with the Offer and the Consent Solicitation.  Morgan Stanley & Co. Incorporated may perform the services contemplated by the Offer and the Solicitation in conjunction with its affiliates (including, without limitation, its affiliates incorporated under the federal laws of Canada).  Persons with questions regarding the Offer or the Consent Solicitation should contact Morgan Stanley & Co. Incorporated at (800) 624-1808 (toll-free) or (212) 761-1941 (collect). Persons residing or incorporated in Canada should contact Morgan Stanley Canada Limited at (416) 943-8417. The Offer to Purchase and other documents relating to the Offer and the Consent Solicitation are expected to be distributed to holders of the Notes beginning today.  Requests for documentation may be directed to D.F. King & Co., Inc., the Information Agent, which can be contacted at (212) 269-5550 (banks and brokers, call collect) or (888) 869-7406 (all others, call toll-free).

This release is for informational purposes only and is neither an offer to purchase, a solicitation of an offer to sell the Notes nor a recommendation regarding the Offer and/or Consent Solicitation. Holders should seek legal advice from an independent financial advisor as to the suitability of the transactions described herein for the individual concerned.  The Offer and the Consent Solicitation are not being made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer and the Consent Solicitation to be made by a licensed broker or dealer, the Offer and the Consent Solicitation will be deemed to be made on behalf of CHC by the Dealer Manager and Solicitation Agent, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements.  You are cautioned not to place undue reliance on these forward-looking statements. While these statements represent CHC’s best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in making the forward-looking statements. Such factors include, but are not limited to, the following: the risk that the Arrangement and the related financing are not completed on the terms contemplated (if at all), exchange rate fluctuations, inherent risk, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licenses, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, pension risk, work stoppages due to labor disputes, international uncertainty and impact of any future material acquisitions, all as further detailed in CHC’s Annual Report on Form 20-F/A, in CHC’s management information circular furnished to the U.S. Securities and Exchange Commission by CHC on Form 6-K on April 4, 2008 and in other filings with the U.S. Securities and Exchange Commission and Canadian securities regulators. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.  CHC disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

About CHC

CHC is one of the world’s largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

CHC Helicopter Corporation
Sylvain Allard
President and Chief Executive Officer
(604) 279-2455 or (604) 307-8646
Email: sallard@chc.ca

or

CHC Helicopter Corporation
Rick Davis
Senior Vice President and Chief Financial Officer
(604) 279-2471 or (778) 999-0314
Email: rdavis@chc.ca
Website: www.chc.ca